UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

COMBINATORX, INCORPORATED

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

20010A 10 3

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

X	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20010A 10 3
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ANGIOTECH PHARMACEUTICALS, INC.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization BRITISH COLUMBIA, CANADA
	5	Sole Voting Power 1,948,051
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,948,051
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,948,051
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Approximately 8.4% [1]
12	Type of Reporting Person (See Instructions) CO

_________________________

 1  Based on an aggregate of 23,220,875 shares of common stock outstanding, calculated as follows: (a) 22,320,875 reported as outstanding in the Issuer’s prospectus filed pursuant to Rule 424(b)(1)of November 9, 2005 and (b) an additional 900,000 shares reported issued as of November 18, 2005 upon exercise of the underwriter’s over-allotment option.

Item 1
(a)	Name of Issuer:

COMBINATORX, INCORPORATED

(b)	Address of Issuer’s Principal Executive Offices:

650 Albany Street, Boston, MA 02118

Item	2
(a)		Name of Person Filing:

Angiotech Pharmaceuticals, Inc.

(b)	Address of Principal Business Office or, if none, Residence:

1618 Station Street, Vancouver, British Columbia V6A 1B6, Canada.

(c)	Citizenship:

British Columbia, Canada

(d)	Title of Class of Securities:

Common Stock, $0.001 par value

(e)	CUSIP Number:

20010A 10 3

Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	1,948,051
(b)	Percent of class: 8.4
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote	1,948,051
	(ii)	Shared power to vote or to direct the vote	0
	(iii)	Sole power to dispose or to direct the disposition of	1,948,051
	(iv)	Shared power to dispose or to direct the disposition of	0

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 9, 2006	ANGIOTECH PHARMACEUTICALS, INC.

By:             /s/ David M. Hall

Name:           David M. Hall

Title:             Chief Compliance Officer